

August 21, 2014

Via Email
John P. Rochon
Chief Executive Officer
CVSL, Inc.
2400 North Dallas Parkway, Suite 230
Plano, TX 75093

> **Re: CVSL, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 8, 2014**
> **File No. 333-196155**
> **Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed April 1, 2014**
> **File No. 000-52818**

Dear Mr. Rochon:

We have reviewed your registration statement and your filing on Form 10-K for fiscal year ended December 31, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. With respect to your Form 10-K, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed August 8, 2014

General

1. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X. In addition, please update your disclosure throughout your prospectus to conform, as necessary, to the updated financial information.

Prospectus Cover Page

2. Regarding the last reported sale price of your common stock, please disclose the market from which you are obtaining this price. In addition, please tell us why you believe it is appropriate to omit a bona fide estimate of the range of the maximum offering price. Finally, please clarify the impact, if any, of the reverse stock split on your price disclosure. Please refer to Item 501(b)(3) of Regulation S-K.

Notes to the Consolidated Financial Statements, page F-8

(2) Summary of Significant Accounting Policies, page F-9

Revenue Recognition and Deferred Revenue, page F-12

3. We note your response to comment 9 in our letter dated July 31, 2014. Considering your revenues are reduced for product returns and allowances we do not believe it is appropriate to label your revenues gross. Please revise to present revenues or revenues, net. We are not commenting on your principal versus agent considerations in ASC 605-45-45 with regards to whether your "billings" are gross or net.

Loss per Share of Common Stock, page F-13

4. We note your revised disclosure that outstanding stock warrants are not included in the computation of dilutive loss per common share because the effect would be anti-dilutive. Please tell us your consideration of expanding your policy to address your treatment of convertible notes in your computation.

(3) Acquisitions, Dispositions and Other Transactions, page F-15

5. We note your response to comment 11 in our letter dated July 31, 2014 stating CVSL was also significant at the time of the acquisition of TLC. We also note that as of December 31, 2012 the total assets of TLC were $83 million, stockholders' equity was $54 million and revenues were $113 million versus CVSL's total assets of $19 million consisting primarily of cash from the issuance of a convertible note to Richmont Capital Partners V L.P., stockholders' deficit of ($1.8) million and revenues of $0.9 million. Based on the information above, the operations of CVSL prior to the acquisition appear insignificant relative to the operations of TLC acquired. Please further support your assertion that CVSL's business was not insignificant compared to the operations of TLC at the time of the acquisition or reconsider our prior comment 55 in our letter dated June 19, 2014. Your response should include the total assets, equity or deficit, revenues and market value of TLC and CVSL just before the acquisition. Please also tell us the market value of each entity and how market value was determined. Please include any other information you believe is relevant to support your conclusion that the business of CVSL

prior to the acquisition was not insignificant relative to the operations of TLC. Please explain large variances between the financial information as of December 31, 2012 and just before the acquisition.

6. We note your response to comment 13 in our letter dated July 31, 2014. We have the following additional comments:

- Please explain the business purpose for paying substantially more for these entities whose liabilities exceeded their assets.
- In determining your purchase price allocation please explain the methodologies used to ensure you recognized each identifiable marketing, customer, contract and technology based intangible asset and the key assumptions used in determining the related value. In this regard, we note you recognized goodwill partially based on brand recognition and distribution methods. Please explain why you did not allocate a portion of the purchase price to marketing related intangibles for the brand name or technology based intangibles for the distribution processes. Please refer to ASC 805-20-55 for examples of identifiable assets.
- Noting the significance of consideration paid for the net liabilities of these entities please provide more robust disclosure of the qualitative factors that make-up the goodwill recognized and disclose the amount of the liabilities assumed. Please refer to ASC 805-30-50-1(a).

Possible Issuance of Additional Common Stock under Share Exchange Agreement, page F-17

7. We note your response to comment 15 in our letter dated July 31, 2014 and your inclusion of the additional 504,813,514 shares available to Rochon Capital in your basic and diluted EPS calculations. Please tell us your consideration of including supplemental disclosure within your dilution disclosures of the impact of the issuance of the additional 504,813,514 shares.

(7) Long-term debt and other financing arrangements, page F-22

8. We note your disclosure on page 9 that the mandatory conversion of the note was extended to on or about June 22, 2015. We also note your Form 8-K filed June 16, 2014 disclosing the terms of the second amendment which extended the date of mandatory conversion of the note to ". . . within ten days after June 12, 2015, or such earlier time as may be mutually agreed upon by the Company and Richmont." Please tell us your consideration of expanding your disclosure in the notes to the financial statements to address the amendment to the note subsequent to the interim period. Further, please revise your disclosure on page 9 and elsewhere as appropriate to clarify that the note may be converted at any time prior to the mandatory conversion date.

(14) Segment Information, page F-27

9. We note your response to comment 17 in our letter dated July 31, 2014. Please disclose revenues for each group of similar products and services as required by ASC 280-50-40. If providing the information is impracticable, disclose that fact.

Consolidated Statements of Cash Flows (Unaudited), page 31

10. We note your response to comment 18 in our letter dated July 31, 2014 and your revision to the statement of cash flows to delete cash proceeds to you for stock issued for purchase of subsidiaries. In this regard, we also note your revision to the change in accounts payable and accrued expenses in the same amount.

- Please explain to us why you offset the deletion of cash proceeds by revising the change in accounts payable and accrued expenses as reflected on your statement of cash flows for the three months ended March 31, 2014.

- Please tell us your consideration of ASC 250 with regards to the revision.

- Please provide us a reconciliation of each of the changes in accounts payable and accrued expenses, deferred revenue and other long-term liabilities as calculated from your balance sheets on page F-30 to the amounts of the related changes disclosed in your statement of cash flows for the three months ended March 31, 2014.

Notes to the Unaudited Consolidated Financial Statements, page F-34

(2) Acquisitions, Dispositions and Other Transactions, page F-36

11. With regards to the acquisition of Upper Case Living we note you initially recorded $123,080 in other long-term liabilities for contingent earn-outs. However, the disclosure was revised to indicate you have not recorded any contingent earn-out as of March 31, 2014. We did not note any related changes in the balance sheet, statement of operations or disclosure explaining why a liability for the earn-out was not recognized. Please disclose how you accounted for the change, if the change resulted from additional information about facts and circumstances that existed at the acquisition date or subsequent and tell us the specific accounting guidance supporting your basis of accounting for the change.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013

12. Please address the above comments as they apply to your Form 10-K for the fiscal year ended December 31, 2013 and the subsequent Forms 10-Q and revise your corresponding disclosures according. You must address the above comments and provide us with your proposed response and revised disclosure even if you do not proceed with the offering contemplated by the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272, or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Dietrich King, Legal Branch Chief, at 202-551-3338, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara Ransom
Assistant Director

cc: Leslie Marlow, Esq.